Subject to Completion, Dated August 11, 2008
Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-145561

Term Sheet for Offering of Common Stock and Warrants

Shares Being Offered	Up to 7.5 million shares. We have indications of interest of up to shares.

Warrants Being Offered	Warrants to purchase up to 7.5 million shares (or shares based on current indications of interest) of the Company’s common stock at an exercise price of $ per share from the Closing Date.

Public Offering Price	$ per share. The last reported sale price of EpiCept’s common stock on August 8, 2008 was $0.63 per share.

Aggregate Co-Placement Agents’ Fees	A cash fee payable immediately upon the closing of the Placement equal to 7% of the aggregate gross proceeds and warrants to purchase shares of common stock equal to 5% of the aggregate number of shares sold to the public in the Placement. The Rodman Warrants shall have the same terms, as the warrants issued to the Purchasers in the Placement, except that the exercise price shall be 125% of the public offering price per share, the warrant will not have antidilution protections or be transferable for six months from the date of the offering except as permitted by NASD Rule 2710, and the number of shares underlying the Rodman warrant shall be reduced if necessary to comply with FINRA rules or regulations.

Net Proceeds Before Expenses to the Company	Up to $ million if we sell all of the shares being offered. We currently have indications of interest of shares yielding net proceeds of up to $ million.

Use of Proceeds	We plan to use the net proceeds to repay a portion of our senior secured loan. We expect to use the remainder of the net proceeds to fund our operations and to make scheduled monthly payments on our senior secured debt. We believe our existing cash resources together with the estimated net proceeds from this offering will be sufficient to meet our projected operating and debt service requirements through September 2008.

Shares Outstanding Before the Offering	As of August 8, 2008, 67,295,757 shares, not including shares issuable upon exercise of the Warrants. As of August 8, 2008, we had warrants to purchase up to 33,913,697 shares of common stock outstanding and up to 3,689,320 shares were issuable at the lender’s option upon conversion of a portion of our senior secured debt.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Rodman & Renshaw LLC toll-free at 1-866-763-6266.